Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2008

Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-16707**

Dear Mr. Carbone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Note 4: Investments, page 197

1.   It is apparent that you invest significantly in mortgage- and asset-backed
        securities. It is also apparent from your disclosures in MD&A beginning on page
        125 that some of your investment in these securities could be categorized as being
        of high credit quality while others would not. Please revise your policy note
        disclosure to indicate how you account for these types of investments. Please
        ensure this disclosure discusses how you record interest income and how you
        account for estimated prepayments, if applicable, and separately reference for us
        the authoritative literature you rely upon to support your accounting. To the
        extent you rely on SFAS 91, please disclose the significant assumptions
        underlying your prepayment estimates as required by paragraph 19 of that
        guidance.

Note 17: Income Taxes, page 247

2.   Please revise your disclosure to provide the domestic and foreign components of
        your pre-tax income as required by Item 4-08(h)(1)(i) of Regulation S-X.

Note 20: Segment Information, page 256

3.   Please revise your disclosure to provide:
        a. your revenues by each product or group of similar product as required by
            paragraph 37 of SFAS 131; and
        b. your revenues by country or an indication why it is impracticable to provide
            this information as required by paragraph 38 of SFAS 131.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter to us via EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant